UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.  20549

FORM 11-K
    (Mark One)
[X]                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

     [   ]                  TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________.

Commission File Number 0-12919

PIZZA INN, INC.
401(K) SAVINGS PLAN

PIZZA INN, INC.
3551 PLANO PARKWAY
THE COLONY, TEXAS  75056

Pizza Inn, Inc.
401(k) Savings Plan

Financial Statements and
Supplemental Schedules
As of December 31, 2007 and December 31, 2006 And
For The Year Ended December 31, 2007

Pizza Inn, Inc. 401(k) Savings Plan

Contents

Report of Independent Registered Public Accounting Firm 3

Financial Statements

Statements of Net Assets Available for Benefits -
December 31, 2007 and 2006 4

Statement of Changes in Net Assets Available for Benefits-
Year Ended December 31, 2007 5

Notes to Financial Statements 6

Supplemental Schedules

Schedule of Assets (Held at End of Year) 16

Schedule of Reportable Transactions 17

Note:  Other schedules required by Section 2520.103 - 10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator
Pizza Inn, Inc. 401(k) Savings Plan
The Colony, Texas

We have audited the accompanying statements of net assets available for benefits of the Pizza Inn, Inc. 401(k) Savings Plan (The “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Pizza Inn, Inc. 401(k) Savings Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets and Reportable Transactions as of and for the year ended December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s Management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, are fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Dallas, Texas
June 25, 2008

Pizza Inn, Inc. 401(k) Savings Plan
Statements of Net Assets Available for Benefits

December 31,	2007	2006

Assets
Cash equivalents	$6	$14
Investments, at fair value:
Other investments, fair value	1,367,006	1,860,642
Pizza Inn, Inc. common stock, at market value (63,510 and 81,424 shares at December 31, 2007 and 2006, respectively)	190,277	153,077
Common Collective Trust	128,811	163,982
Participant loans	84,573	168,778

Total investments	1,770,673	2,346,493

Participant contributions receivable	5,900	3,050
Employer contributions receivable	35,051	65,321

Total contributions receivable	40,951	68,371

Net assets available for benefits, at fair value	1,811,624	2,414,864

Adjustment from fair value to contract value for fully benefit responsive contracts	(4,274)	-

Net assets available for benefits	$1,807,350	$2,414,864

See accompanying notes to financial statements.

Pizza Inn, Inc. 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year ended December 31,	2007

Additions
Investment income:
Net appreciation in the fair value of investments	$127,357
Interest and dividends	36,488
Total investment income	163,845

Contributions:
Participant contributions	108,345
Employer contributions	33,601
Total contributions	141,946

Total additions	305,791

Deductions
Benefits paid to participants and other deductions	913,268
Miscellaneous adjustments	37
Total deductions	913,305

Net decrease	(607,514)

Net assets available for benefits, beginning of year	2,414,864

Net assets available for benefits, end of year	$1,807,350

See accompanying notes to financial statements.

Pizza Inn, Inc. 401(k) Savings Plan
Notes to Financial Statements

1.	Description of the Plan
The following description of the Pizza Inn, Inc. 401(k) Savings Plan “the Plan” provisions provide only general information.  Participants should refer to the Plan agreement for more complete information regarding the Plan’s definitions, benefits, eligibility and other matters.

General - The Plan was approved and adopted by the board of directors of Pizza Inn, Inc. (the “Company/Employer”) on May 30, 1985 and was implemented on July 1, 1985.  The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan is qualified under sections 401(a), 401(k) and 501(a) of the Internal Revenue Code (“Code”) and, accordingly, is exempt from federal income taxes.  On January 1, 2002, the Plan was amended to comply with the Economic Growth and Tax Relief Reconciliation Act signed into law on June 8, 2001.  The financial statements are prepared with the assumption that the Plan has maintained its exemption under the Code (see Note 3).

Administration - The Company is responsible for the administration and operation of the Plan.  BISYS Retirement Services, Inc. (the “Recordkeeper”) has been retained to provide recordkeeping services for the Plan.  Frontier Trust Company is responsible for the custody and management of the Plan's assets.

Participation -  The Plan participation requirements allow employees who have six months of service with the Company and who are 21 years of age or older to participate in the Plan.

Participants can defer up to 30% of their salary toward Plan contributions.  Matching contributions can be made at the discretion of the Company.  Effective July 1, 2004, the Company elected to suspend matching the participants’ contributions.  Effective July 1, 2005, the Company elected to match contributions equal to 50% up to the first 4% of the participants’ contributions.  The matching Company contribution is to be invested after the Company’s fiscal year end, June 24, 2007 and June 25, 2006 respectively. In addition, at the election of the board of directors, the Company may make discretionary contributions.  There were no additional discretionary contributions made for the year ended December 31, 2007.  Rollover contributions from other qualified plans can be added to the Plan by eligible participants.

For the Plan year ended December 31, 2007 the Plan passed the average deferral percentage discrimination testing.

Participant Accounts - Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and plan earnings.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested accounts.  Participants may direct the investment of their account balances into various investment options offered by the Plan.  Currently, the Plan offers eleven mutual funds, one common collective trust, and common stock of the Plan sponsor as investment options for participants.

Vesting - Participant contributions, and the earnings thereon, are fully and immediately vested.  Company contributions vest at the rate of 25% per year over four years of service.

Forfeitures - For the year 2007, forfeitures of unvested Company matching contributions by terminated employees were accumulated and applied to administrative expenses.  The unallocated forfeited account balance at December 31, 2007 and 2006 was $4,195 and $0, respectively.

Participant Loans - Participants may obtain a loan from the Plan in an amount not to exceed 50% of their vested balance up to a maximum of $50,000.  The minimum loan available is $1,000.  Loans bear interest at a rate of 2% over prime and are collateralized by the participant’s vested account balance.  Loan principal and interest is repaid ratably through monthly payroll deductions over a maximum period of five years, except for the purchase of a principal residence, which may be repaid over a reasonable period of time that may be longer than five years.

Payment of Benefits - Terminated participants are entitled to receive 100% of their contributions to the Plan and any income or loss thereon, as well as their vested portion of the Company contributions and any income or loss thereon.  Generally, benefits attributable to employer contributions are not payable prior to termination.  However, hardship distributions of a portion of the employee's contribution and employer's contribution, to the extent vested, may be made to the participant in certain situations, as defined in the Plan.

Terminated employees may continue to participate in the Plan, and the expenses related to their participation are paid by the Company.

Plan Termination - Although it has not expressed any intent to do so, the Company maintains the right to terminate the Plan at any time.  In the event that the Plan is terminated, the participants become 100% vested in their accounts (see Footnote 7 for a discussion of the Partial Plan Termination).

Administrative Expenses - The Company pays substantially all administrative expenses associated with the administration of the Plan.

2.	Summary of Significant Accounting Policies
Basis of Accounting -  The Plan’s financial statements are presented using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ significantly from those estimates.

Investments and Investment Income - The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with investments in mutual funds and stocks, it is at least reasonably possible that changes in the values of such investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Mutual funds are valued at the net asset value (fair value) per unit (share) of the fund or the portfolio.  The fair value has been measured by quoted market prices in an active market.  Investments in the Company’s common stock are valued at the fair value as determined by the closing quoted market price on December 31, 2007. Participant loans are valued at their outstanding balances, which approximates their fair value. Purchases and sales of securities are recorded on a trade-date basis.

The Plan accounts for certain investment contracts in accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pension Plans (the “FSP”). Under the FSP, certain investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits represents the fair value of the investment contracts as well as the adjustment of the fully responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Merrill Lynch Retirement Preservation Trust Fund, a common/collective trust, primarily holds investments in fully benefit-responsive insurance contracts that provide that the Plan may make withdrawals at contract value for benefit-responsive requirements. Accordingly, the Plan’s investment in units of the Merrill Lynch Retirement Preservation Trust Fund is presented at fair value in the Statements of Net Assets Available for Benefits, with an adjustment to its contract value separately disclosed as provided in the FSP. The Merrill Lynch Retirement Preservation Trust Fund’s reported fair value is determined as the sum of (a) the fair value of the investments in guaranteed insurance contracts and security-backed investment contracts that are wrapped by an insurance company, bank or other financial institution (collectively, the “Investment Contracts”), as determined by that fund’s trustee and (b) the fair value of that fund’s investments in externally managed collective investment funds as determined by those fund’s trustees. The Merrill Lynch Retirement Preservation Trust Fund’s contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g., divestitures or spin-offs of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA). The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Dividends are recorded on the ex-dividend date.  Interest is recorded on the accrual basis.

Determination of Unrealized Appreciation/Depreciation and Gain or Loss on Investments - The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses, and the unrealized appreciation (depreciation) on those investments.

Unrealized appreciation or depreciation in the fair value of investments held at year-end and gain or loss on sale of investments during the year are determined using the fair value at the beginning of the year or purchase price if acquired during the year.

Participant Loans - Participant loans are valued at original loan value, plus accrued interest, less principal repayments, which approximates fair value.  Interest rates on the loans range from 6.25% to 10.25% at December 31, 2007.

Payment of Benefits - Benefits are recorded when paid.

New Accounting Pronouncements - In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to reporting periods beginning after November 15, 2007. The Plan does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

Reclassifications - Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

3.	Tax Status of the Plan
Management believes that the Plan is qualified under section 401(a) of the Internal Revenue Code and therefore, the Plan is exempt from taxation under section 501(a).  The Internal Revenue Service (“IRS”) granted a favorable letter of determination to the Plan in 1986.  During 1997 and 2001, the Company received favorable letters of determination from the IRS for amendments to the Plan. Generally, contributions to a qualified plan are deductible by the Company when made.  Earnings of the Plan are tax deferred and participants are not taxed on their benefits until withdrawn from the Plan.

Management is unaware of any variations in the operation of the Plan from the terms of the Plan documents, as amended.  Management believes the Plan is qualified under the applicable sections of the Code and the Employee Retirement Income Security Act of 1974.

4.	Investments	The following presents investments that represent 5% or more of the Plan’s net assets:

December 31,	2007	2006
BlackRock Global Allocation Fund, Inc.	$224,998	$177,762
BlackRock Large Cap Growth Fund	203,440	340,429
Pizza Inn, Inc. common stock	190,277	153,077
Goldman Sachs Mid Cap Value	153,856	211,214
ML Retirement Preservation Trust	128,811	163,982
Federated Kaufmann Fund Class K	121,211	127,331
BlackRock High Yield Bond Portfolio R	120,220	132,458
Franklin Small Cap Value R	116,683	220,970
Delaware Diversified Income Fund Class R	110,006	-
BlackRock S&P 500 Index Fund	96,735	-
Hotchkis and Wiley Large Cap Value R	91,352	156,712
Total investments greater than 5%	1,557,589	1,683,935
Total investments less than 5%	213,084	662,558
Total investments	$1,770,673	$2,346,493

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $127,357 as follows:

Year ended December 31,	2007

Pizza Inn, Inc. common stock	$55,352
Mutual funds	3,007
Common collective trust	35,998
$127,357

5.	Non-participant-Directed Investments
Employer contributions are automatically invested in Pizza Inn, Inc. common stock.  Employees also have the option of investing their contribution, or a portion thereof, in Pizza Inn, Inc. common stock.  Effective July 8, 2003, the Plan was amended to allow participants to move Employer contributions from employer common stock to other investment options provided by the Plan.  Since the activities of the nonparticipant-directed and participant-directed investments are combined, the entire investment option is considered nonparticipant-directed for purposes of this disclosure.  Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments is as follows:

December 31,	2007	2006

Net assets
Pizza Inn, Inc. common stock	$190,277	$153,077

Year Ended December 31,	2007

Changes in net assets
Contributions	$4,765
Interest income	166
Net appreciation	55,352
Benefits paid to participants	(26,055)
Transfers to participant-directed investments	2,972
$37,200

6.	Party-in-Interest Transactions
One of the Plan's investments options is in shares of Pizza Inn, Inc. Common Stock.  Pizza Inn, Inc. sponsors the Plan; therefore, the related transactions are deemed party-in-interest transactions.  The Plan recorded purchases of $13,168 and sales of $47,527 of the Company’s stock during the year ended December 31, 2007.

Certain Plan investments are shares of mutual funds managed by Merrill Lynch or its affiliates.  This institution serves as investment advisor to the Plan and, therefore, these investments are deemed party-in-interest transactions.  In addition, the Plan has a program to provide loans to participants and therefore these also are deemed party-in-interest transactions.

7.	Partial Plan Termination
In November 2006 Pizza Inn, Inc. outsourced certain of its warehouse management and delivery services for the distribution of food product to restaurants which resulted in a partial termination.  As a result of the partial termination, all participants impacted by the outsourcing became fully vested.

8.	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

9.	Subsequent Event
During May 2008, the Company decided to change the Plan’s trustee and record keeper from Frontier Trust and BISYS Retirement Services to ING North America Insurance Corporation.  All assets of the Plan were transferred at that time.

Supplemental Schedules

Pizza Inn, Inc. 401(k) Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

		EIN: 47-0654575 Plan Number: 005
December 31, 2007					Schedule I
(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost		(e) Current value
	BlackRock Global Allocation Fund	Mutual Fund	$	***	$224,998
	BlackRock Large Cap Growth Fund	Mutual Fund		***	203,440
	Pizza Inn, Inc.	Common Stock		176,285	190,277
	Goldman Sachs Mid Cap Value	Mutual Fund		***	153,856
*	ML Retirement Preservation Trust	Common Collective Trust		***	128,811
	BlackRock High Yield Bond Portfolio R	Mutual Fund		***	120,220
	Federated Kaufmann FundClass K	Mutual Fund		***	121,211
	Franklin Small Cap Value R	Mutual Fund		***	116,683
	Delaware Diversified Income Fund Class R	Mutual Fund		***	110,006
	BlackRock S&P 500 Index Fund	Mutual Fund		***	96,735
	Hotchkis and Wiley Large Cap Value R	Mutual Fund		***	91,352
*	Participant loans	**General purpose loans		***	84,573
	John Hancock Small Cap Equity Fund R	Mutual Fund		***	71,940
	Goldman Sachs Govt Income Fund Class S	Mutual Fund		***	56,565
	Contribution Account	Cash Equivalent		***	6
	Total assets held for investment purposes			$176,285	$1,770,673

* - Party-in interest
** - General purpose loans maturing from 2007-2011; bearing interest at 6.25% to 10.25%
* * * - Cost omitted for participant directed investments

See accompanying Report of Independent Registered Public Accounting Firm.

Pizza Inn, Inc. 401(k) Savings Plan
Schedule of Reportable Transactions

				EIN: 47-0654575 Plan Number: 005
Year Ended December 31, 2007				Schedule II
(a) Identity of Party	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(i) Net Gain or (Loss)

Series of transactions within the plan year with respect to securities of the same issue that, when aggregated, involve more than 5% of the current valueof plan assets:
Pizza Inn, Inc.	Common Stock	$13,168
Pizza Inn, Inc.	Common Stock		$47,527	$62,994	($15,467)

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                    Pizza Inn, Inc.
                    June 26, 2008

                    By:\s\ Charles R. Morrison______________________________________________
                        Charles R. Morrison, President and CEO